SUB-ITEM 77I:
Terms of New or amended securities


The Fund offers Class C shares effective April 29, 2005.

The Fund's Class C shares are offered subject to a contingent deferred sales charge of 1% if redeemed within 1 year after purchase and 0% if redeemed more that 1 year after purchase; provided, however, that such contingent deferred sales charge may be waived in certain circumstances described in the Fund's prospectus and Statement of Additional Information. The Fund's Class C shares will be subject to a Rule 12b-1 fee at an annual rate of 1.00% per year of the average daily net assets of the Class C shares of the Fund consisting of (i) an asset-based sales charge of .75% of 1% per year of the average daily net assets of the Class C shares of the Fund and (ii) a service fee of .25 of 1% per year of the average daily net assets of the Class C shares of the Fund. Specified minimum initial and subsequent purchase amounts are applicable to the Class C shares.